Exhibit 99.10

NICE Announces Interactions International 2023, Premier CX Event Showcasing
Enlighten’s Pioneering AI For Business

Event will highlight how to master the new wave of AI-driven CX as well as an appearance from internationally acclaimed adventurer Bear Grylls

Hoboken, N.J., June 19, 2023 – NICE (Nasdaq: NICE) today announced that Interactions International will take place at the Tobacco Dock in London on June 19 and 20. During the two-day conference, attendees will hear from NICE CEO Barak Eilam, industry-leading analysts, top executives, CX experts and customers with first-hand experience using Enlighten’s core AI engine and NICE’s scalable, cloud-native CXone platform to power next-gen CX. Industry analysts will share best practices in AI, generative AI technologies and beyond: how to listen, how to speak and why it matters. CX leaders will cover successful CCaaS migrations and how NICE CXone is driving brands to achieve operational success and 24/7 customer support. At this year’s event, NICE also welcomes Bear Grylls, master outdoorsman and star of the hit show Man vs. Wild.

Interactions International will feature more than 16 best practice sessions. This includes a session on duty of care and how brands can use Enlighten to better support vulnerable customers and deliver exceptional experiences for all. CX leaders will also discuss omnichannel in the new era as well as how brands can leverage NICE technology to deliver automation that enhances employee engagement. A panel discussion will look at reinventing communication compliance, exploring how to support mobility while maintaining compliance.

To register for Interactions International 2023 or to learn more, click here.

“CX is undergoing a rapid transformation due to AI and digital advancements,” said Darren Rushworth, President, NICE International. “This year’s event will highlight strategies for brands to become digitally fluent and deliver next-level experiences for customers and agents. We are excited to welcome attendees to discuss the latest CX trends in AI, digital, self-service and WEM and how this is reshaping the future of CX.”

Interactions International will feature master outdoorsman, Bear Grylls, one of the most recognized faces of survival and outdoor adventure. Grylls is a British adventurer, writer, television presenter and businessman. He spent three years as a soldier in the British Special Forces, as part of 21 SAS Regiment, where he learned the valuable survival skills he now teaches around the world. His lengthy list of accomplishments includes being one of the youngest climbers ever to reach the summit of Mount Everest. In 2009 Grylls was appointed as The Scout Association’s youngest-ever Chief Scout of the United Kingdom and Overseas Territories.

Note: Select sessions are closed to the press with no personal photography, note taking or recording being permitted.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.